News

Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM DELIVERS STRONG Q1 2011 WITH HIGHEST REVENUES IN 4 YEARS
-	6th Straight Quarter Of Net Income –

TEL-AVIV, Israel – May 3, 2011-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the first quarter of 2011.

Financial Overview

In $000s	Q1 2011	Q1 2010	Change
Revenues	5,607	4,438	26%
Gross Margin	72%	66%
Net Income (GAAP)	123	51	141%
Net Income (non-GAAP)	311	284	10%
Cash (as of end of period)	8,982	2,142	319%

Revenues for the quarter ended March 31, 2011 totaled $5.6 million, their highest level for a fiscal quarter in four years and a 26% rise compared with $4.4 million for the first quarter of 2010. Gross margin for the period was 72%, its highest level in three years and up strongly from 66% in Q1 2010.

According to U.S. generally accepted accounting principles (GAAP), net income for the quarter was $123,000, or $0.02 per ordinary share (basic and diluted), a 141% increase compared to $51,000, or $0.01 per ordinary share (basic and diluted), for the first quarter of 2010.

Excluding non-cash share-based compensation expenses and changes in the fair value of warrants for all periods, the Company’s non-GAAP net income for the quarter reached $311,000, or $0.05 per ordinary share (basic and diluted) for Q1 2011, a 10% increase compared with $284,000, or $0.05 per ordinary share (basic and diluted) for the first quarter of 2010.

The Company’s cash balance as of March 31, 2011 reached $9.0 million, up 56% compared with its balance of $5.7 million at the end of 2010.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “The first quarter was a good start to what we believe will be another strong year for RADCOM. Despite the highly competitive nature of our business, we are pleased to have been able to deliver our highest revenues in four years, strong gross margins and our sixth straight quarter of positive net income. Our success reflects the continued rise in demand for service assurance solutions, a significant trend that is being driven by the phenomenal growth of the smart-phone market. This has created unprecedented quality challenges for service providers in most regions of the world, incentivizing them to invest in solutions like ours.

“We continue to benefit from the success of our focus on customer satisfaction, as demonstrated by our excellent performance in collections and our strong repeat sales. In fact, all indicators confirm that we are moving in a positive direction and operating according to a sound work plan. With growing markets in need of our solutions, an expanding top-tier reference base and proven technology, we are well positioned to continue generating growth throughout 2011 and beyond.”

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with ASC Topic 718 and changes in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Income
(1000's of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Sales	$5,607	$4,438
Cost of sales	1,559	1,502
Gross profit	4,048	2,936
Research and development	1,350	1,048
Less - royalty-bearing participation	501	419
Research and development, net	849	629
Sales and marketing	2,508	1,501
General and administrative	612	414
Total operating expenses	3,969	2,544
Operating income	79	392
Financing income (expenses), net	44	(341)
Net income	123	51
Basic net income per ordinary share	$0.02	$0.01
Diluted net income per ordinary share	$0.02	$0.01
Weighted average number of ordinary shares used in computing basic net income per ordinary share	6,324,298	5,087,209
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	6,907,424	5,285,455

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2011	2010
	(unaudited)	(unaudited)

GAAP net income	$123	$51
Stock-based compensation (1)	188	33
Change in fair value of warrants	-	200
Non-GAAP net income	$311	$284
Non-GAAP earnings per share (diluted)	$0.05	$0.05

Number of shares used in computing Non-GAAP earnings per share (diluted)	6,907,424	5,285,455

(1) Stock-based compensation:
Cost of sales	8	2
Research and development	50	4
Selling and marketing	66	5
General and administrative	64	22
	188	33

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)
	As of	As of
	March 31, 2011	December 31, 2010
	(unaudited)
Current Assets
Cash and cash equivalents	8,982	5,744
Trade receivables, net	4,660	7,402
Inventories	4,231	3,949
Other receivables	2,064	1,708
Total Current Assets	19,937	18,803
Severance pay fund	2,982	2,796
Property and equipment, net	312	338
Total Assets	23,231	21,937

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,886	2,759
Deferred revenue	745	451
Other payables and accrued expenses	4,051	4,449
Total Current Liabilities	7,682	7,659
Long-Term Liabilities
Deferred revenue	212	221
Accrued severance pay	3,394	3,154
Total Long-Term Liabilities	3,606	3,375

Total Liabilities	11,288	11,034

Shareholders' Equity
Share capital	247	234
Additional paid-in capital	60,084	59,180
Accumulated deficit	(48,388)	(48,511)
Total Shareholders' Equity	11,943	10,903

Total Liabilities and Shareholders' Equity	23,231	21,937